Filed by LCI Industries pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: LCI Industries Commission File No. 001-13646 Date: June 30, 2026

To Combine in All-Stock Merger Forming a Premier Component Solutions Provider for the Outdoor Enthusiast, Housing and Transportation Markets What we announced • Patrick has reached an agreement to combine with Lippert. • Together, we will create a more dynamic platform serving a diverse range of OEMs and consumers through a broader brand portfolio, more efficient operations, and enhanced R&D investment and commercialization capabilities Why we’re doing this • Both Patrick and Lippert are deeply rooted in the Elkhart community and the outdoor enthusiast industry, with strong teams and best-in-class culture • This is about unlocking our full potential and creating new opportunities for our team members, our customers, and our shareholders What this means for you • Nothing is changing today • It is business as usual, and there are no changes to your role or responsibilities at this time • We must all remain focused on serving customers, supporting one another, and executing with discipline and a customer-first mindset How we’re bringing our companies together • We have established a team dedicated to integration planning efforts so we can hit the ground running when we officially complete the transaction • In the meantime, we announced: – Andy Nemeth will serve as Chief Executive Officer – Todd Cleveland will serve as Chair of the Board – Johnny Sirpilla will serve as Vice Chair of the Board • The combined company will be headquartered in Elkhart, Indiana What’s next • The transaction is expected to close in the first half of 2027, subject to customary closing conditions Special Note Regarding Forward-Looking Statements Information in this communication, other than statements of historical facts, may constitute forward-looking statements, for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about the benefits of the proposed transaction between LCI and Patrick, including future financial and operating results (including the anticipated impact of the transaction on LCI’s and Patrick’s respective earnings), statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology, but not all forward-looking statements include such identifying terminology. All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of LCI or Patrick to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to each party’s business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the stockholders of LCI or Patrick, (5) the ability by each of LCI and Patrick to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction, (6) reputational risk and the reaction of each party’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (8) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (9) risks related to management and oversight of the expanded business and operations of the combined company due to the increased size and complexity, (10) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of the combined company’s business operations, (11) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against LCI, Patrick or the combined company before or after the transaction, and (12) general competitive, economic, political and market conditions and other factors that may affect future results of LCI and Patrick. Additional factors which could affect future results of LCI and Patrick can be found in the LCI 2025 10-K, under the captions “Special Note Regarding Forward-Looking Statements” and “Risk Factors” and LCI’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and the Patrick 2025 10-K, under the captions “Information Concerning Forward-Looking Statements” and “Risk Factors” and Patrick’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. LCI and Patrick disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws. Important Information About the Proposed Transaction and Where to Find it In connection with the proposed transaction between LCI Industries (“LCI”) and Patrick Industries (“Patrick”), LCI and Patrick intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, a Patrick registration statement on Form S-4 that will include a joint proxy statement of LCI and Patrick that also constitutes a prospectus of Patrick with respect to shares of Patrick’s common stock to be issued in the proposed transaction, and a definitive joint proxy statement/prospectus, which will be mailed to stockholders of LCI and Patrick (the “Joint Proxy Statement/Prospectus”). LCI and Patrick may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document which LCI and Patrick may file with the SEC. INVESTORS AND SECURITY HOLDERS OF LCI AND PATRICK ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by LCI and Patrick through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LCI will be available free of charge on LCI’s website at lippert.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Patrick will be available free of charge on Patrick’s website at patrickind.com under the tab “Investors” and under the heading “SEC Filings.” Certain Information Regarding Participants LCI, Patrick and their respective directors and executive officers may be considered participants in the solicitation of proxies from the stockholders of each of LCI and Patrick in connection with the proposed transaction. Information about the directors and executive officers of LCI and their ownership of LCI common stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 26, 2026 (the “LCI 2025 10-K”) and its proxy statement for its 2026 annual meeting, which was filed with the SEC on March 27, 2026. Information about the directors and executive officers of Patrick and their ownership of Patrick common stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 19, 2026 (the “Patrick 2025 10-K”) and its proxy statement for its 2026 annual meeting, which was filed with the SEC on March 30, 2026. To the extent holdings of LCI’s or Patrick’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC on: (1) March 31, 2026, March 31, 2026, April 1, 2026, April 20, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, June 5, 2026, and June 5, 2026, with respect to directors and executive officers of LCI, (2) May 6, 2026, May 6, 2026, May 6, 2026, May 6, 2026, May 6, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 21, 2026, May 28, 2026, June 11, 2026 and June 24, 2026, with respect to directors and executive officers of Patrick and (3) other filings made from time to time with the SEC. Information about the directors and executive officers of LCI and Patrick, including a description of their direct or indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of LCI’s stockholders and Patrick’s stockholders generally, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from LCI’s or Patrick’s website as described above. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. patrickandlipperttogether.com © 2026 Patrick Industries and LCI Industries. All rights reserved.